Bank Austria Creditanstalt

04 MAR 11 AM 7:21

A Member of HVB Group
8420 / Investor Relations
Vordere Zollamtsstrasse 13
1030 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 56112

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

[redacted]

04010490

SUPPL

Vienna, February 20, 2004

Attn: Office of International Corporation Finance

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

Dear Sir or Madame:

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact me (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Gerhard Smoley

dlw 3/11

BA-CA Investor Relations Release

Harald Triplat ☎ +43 (0) 50505 50005
Gerhard Smoley ☎ +43 (0) 50505 58803

*** Not for distribution in or into the United States, Canada or Japan ***

Vienna, 17 February 2003

BA-CA and Koramic Bricks Holding have successfully placed 16.1 million shares of Wienerberger AG

- **Shares represent 24.6 per cent of Wienerberger's share capital**
- **CA IB and Goldman Sachs acted as joint lead managers**
- **Price fixed at 24.5 Euro per share**

Bank Austria Creditanstalt (BA-CA) and Koramic Bricks Holding B.V. (Koramic) jointly announce that they have successfully placed 16.1 million shares representing 24.6 per cent of Wienerberger's share capital. The shares were sold in an accelerated bookbuilt offering to institutional investors in Austria and abroad. Of the shares placed, 6.5 million shares (10 per cent) were previously held by Koramic and 9.6 million shares (14.6 per cent) were held by BA-CA. The price was fixed at 24.5 Euro per share resulting in a total placing volume of 394 million Euro. The transaction was lead managed by CA IB and Goldman Sachs International.

For over ten years, Bank Austria Creditanstalt has pursued its strategy of withdrawing from equity investments outside its core business.

As a result of the sale, BA-CA and Koramic have transformed Wienerberger AG into a free float company, as was announced by the strategic shareholders in the Summer of 2002.

Bank Austria Creditanstalt will continue to hold 11.25 million Wienerberger shares (17.2 per cent) underlying the exchangeable bonds placed by the bank in December 2003; these shares will become free float upon conversion of the bonds.

This document does not constitute an offer to issue or sell, or the solicitation of an offer to acquire or buy, any Bonds to any person in any jurisdiction.

In the United Kingdom, this announcement is directed exclusively at persons who have professional experience in matters relating to investments who fall within Article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. In the United Kingdom, the Bonds will only be issued to such persons.

This press release is not an offer of securities for sale in the United States. The Bonds and the shares referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent registration under the Securities Act or an exemption from registration. There will be no public offer of the Bonds or the shares referred to herein in the United States.

Stabilisation / FSA

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Bank Austria Creditanstalt AG and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Bank Austria Creditanstalt's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release. Bank Austria Creditanstalt has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

Bank Austria Creditanstalt AG
8420 Investor Relations
Vordere Zollamtsstraße 13

Tel:+43 (0)5 05 05-58853
Fax:+43 (0)5 05 05-56112
E-Mail: ir@ba-ca.com
http://ir.ba-ca.com